
                                                                  EXHIBIT 12

      THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)

                                                 Six Months
                                               Ended June 30,
                                                1997    1996
                                              -------  -------
Earnings:
  Pre-tax income                              $   728  $   752

  Add:
    Interest and fixed charges,
      excluding capitalized interest               54       45

    Portion of rent under long-term
      operating leases representative
      of an interest factor                       106       99

    Amortization of capitalized interest            2        1

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                 11        6
                                              -------  -------


  Total earnings available for fixed charges  $   879  $   891
                                              =======  =======

Fixed charges:

  Interest and fixed charges                  $    62  $    52

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                        106       99
                                              -------  -------

  Total fixed charges                         $   168  $   151
                                              =======  =======

Ratio of earnings to fixed charges              5.23x    5.90x
